

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

June 22, 2009

<u>Via International Mail</u>

Larysa Dekhtyaruk
Chief Executive Officer
Loran Connection Corp.
190 Dzerjinskogo St., Ovidiopol,
Odesska obl., 67801,
Ukraine

> **Re: Loran Connection Corp.**
> **Registration Statement on Form S-1**
> **Filed May 28, 2009**
> **File No. 333-159517**

Dear Ms. Dekhtyaruk:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>General</u>

1. We note the disclosure on page 25 that you will need to obtain additional financing to operate your business for the next six months. Please advise us what consideration you have given to providing your financial statements on a liquidation basis.

Calculation of Registration Fee, page 2

2. We note that you have placed the number (2) indicating a second footnote to this table regarding your reported registration fee. The underlying footnote, however, is missing. Please either provide the footnote or delete the reference number.

Prospectus Cover Page, page 3

3. Please disclose here that there is no current market for your shares.

Prospectus Summary, page 5

4. Please add disclosure in this section noting that your auditor has issued a going concern opinion.

5. Please disclose prominently in the Summary that you will need to obtain additional financing to operate your business for the next six months. See page 25.

Termination of the Offering, page 5

6. Please revise the sentence to add "but in no event later than [two years from the effective date of the registration]" and fill in the blank in your 424 prospectus.

Risk Factors, page 6

7. Please add a risk factor addressing the impact of the current worldwide slump on the tourist market in Ukraine, or tell us why it is inapplicable.

When our Shares of Common Stock Commence Trading, page 10

8. We suggest changing the "when" in the heading to "if." Also, please revise to clarify that one of the factors that will sharply limit liquidity of the shares is the extremely small number of holders.

Any Additional Funding We Arrange, page 11

9. Please quantify here the amount of additional capital you believe you will need in order for your business plan to succeed. Elsewhere, in an appropriate place, please give a breakdown of this amount by category so that investors can judge how realistic your business plan is.

<u>We have no experience as a public company, page 11</u>

10. Please add to this risk factor that you may be unable to absorb the costs associated with being a public company and, if possible, provide your best estimate of the costs of being public so that investors can gauge the seriousness of the risk.

<u>Dilution, page 12</u>

11. Since there is no dilution involved here because the shares of the selling shareholders are already outstanding, we suggest you delete this section.

<u>Description of Securities, page 16</u>

12. We note your statement in this section that as of March 31, 2009, you had 30 stockholders of record. This date is inconsistent with the date provided on page 22, which provides the record date as the date of the registration statement. Please revise to reconcile this inconsistency. Refer also to comment 21.

<u>Description of Business, page 18</u>

13. Please revise this section to disclose the current state of your business. Note that the description of your business is intended to be an accurate description of your business at the time of effectiveness. The majority of your current disclosure, however, provides a description of your aspirations and what you anticipate for the company once it is fully operational. You should, additionally, provide information regarding any affirmative steps that you have taken to move your business closer to a stage that you anticipate will generate revenue.

14. Please revise the second sentence of the first paragraph of this section to clarify that one of the services you intend to provide is "finding" accommodations, not providing accommodations. See the third bullet under "Reception and Support Services."

15. Please substantially revise the Business section to eliminate marketing language aimed at tourists such as the last sentence of the third paragraph of this section: "Hospitable Ukrainians will be delighted to introduce Slavic culture to their foreign guests." This prospectus is for selling securities, not vacations.

<u>Reception and Support Services, page 18</u>

16. As drafted, your business plan here does not make sense. Please revise to clarify, if true, that your company will have already arranged such matters as accommodation, organization of tours, etc., prior to arrival of your customers at the airport, not "at and after reception."

17. If other venues, such as tourist bureaus, provide some or all of your support services for free, such as providing a list of restaurants or inexpensive accommodations, please disclose and clarify why you believe that tourists would pay you for services available elsewhere for free.

Website Marketing Strategy, page 20

18. Please revise the first sentence of this section to disclose the anticipated cost of developing your website, if known.

19. Please revise to clarify the terms of your purchase of advertising space from the US – Ukraine Foundation of Washington, D.C. You have not identified any expenses in your financials that would reflect this. If the costs will be paid at a later date, please discuss the terms of this future commitment in your Management's Discussion and Analysis Section and how it will affect your liquidity. Also, please file the agreement as an exhibit with your next amendment.

Offices, page 21

20. Please tell us why you have selected the completion of the offering as the date you will establish an office elsewhere. We note that this is a selling shareholder offering which will not provide any funds for your company.

Market for Common Equity and Related Shareholder Matters, page 22

21. Please provide a definitive record date for the number of your stockholders. This measurement should be as of the most recent practicable date. Refer to Item 201 of Regulation S-K.

22. Please revise the first sentence to clarify that the 2.9 million shares will be available for resale subject to the limitations you mention once you are subject to the 34 Act for 90 days.

Plan of Operation, page 24

23. Please revise in the next amendment to disclose the costs you are budgeting for each of the items mentioned. Also, please file any agreements which you have negotiated and describe their terms in the Business section.

Available Information, page 26

24. Please disclose whether you will be required to file reports, other than this registration statement, with the Securities and Exchange Commission and, if so, what reports will be required. Also, disclose whether you will be required to send annual reports to security holders. If not, disclose whether you will do so

voluntarily and whether you will provide audited financials with the reports. Refer to Item 101(h)(5) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 29

25. Please revise this table to provide separate disclosures for each beneficial owner, required under Item 403, to show to the number of shares owned by each and the percentage of the outstanding shares those numbers represent. This disclosure should be in addition to the disclosure regarding the percentage of ownership by management in the aggregate.

Certain Relationships and Transactions, page 29

26. Please revise to disclose the sale of shares to Larysa Dekhtyaruk and Artem Kruk, both related parties, in this section.

27. Please also revise to disclose within this section the transaction discussed under Note 5 to your financial statements on page F-11. Include the name of the related party.

Outside Back Cover Page

28. Please add the dealer prospectus delivery obligation language required by Item 502(b) of Regulation S-K.

Other Expenses of Issuance and Distribution, page II-1

29. Please revise to disclose printing fees associated with your distribution of the prospectus, if any.

Recent Sales of Unregistered Securities, page II-3

30. We note that the dates for your issuance of shares differ between paragraphs one and four of this section. The first paragraph states that you issued 900,000 shares to Larysa Dekhtyaruk on November 28, 2008. The fourth paragraph states, however, that 2,900,000 shares, which appear to include the 900,000 shares discussed in the first paragraph, were issued on December 4, 2008. Please revise to reconcile this inconsistency.

31. Similarly, the sixth paragraph in this section states that you completed your offering of 1,890,000 shares in a private placement on March 31, 2009. On page 12, however, you state that the private placement of the 1,890,000 shares was completed on March 19, 2009. Please revise to reconcile this inconsistency.

Regulation S Compliance, page II-4

32. Please revise the last paragraph in this section to identify which of the instruments you list (e.g., your bylaws or a contract) requires you to refuse the transfer of securities not made in accordance with the provisions of Regulation S.

Undertakings, page II-5

33. Please delete the last two paragraphs of your undertakings.

Exhibit 3.1

34. Please refile this exhibit with the entire articles of incorporation.

Exhibit 5.1

35. Either revise your legal opinion to include consent to the reference to your firm in the prospectus or file a separate consent doing so in the next amendment.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Matthew Spitzer at (202) 551-3227 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Dean Law Corp.
        Via facsimile: (206) 493-2777